

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2021

Brandon Bentley
General Counsel
InterPrivate IV InfraTech Partners Inc.
135 E. 57th St., 17th Floor
New York, NY 10022

   Re: InterPrivate IV InfraTech Partners Inc.
    Amendment No. 1 on Form S-1
    Filed February 26, 2021
    File No. 333-253191

Dear Mr. Bentley:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 25, 2021 letter.

Amendment to Form S-1

Our Company, page 1

1. We note your response to comment one. Your statements that your sponsor invests in partnership with family offices and that InterPrivate maintains strong relationships with family offices does not explain the nature of the relationships or define "family offices." Please provide more information about the relationships with the family offices. What distinguishes family offices from the independent private and venture capital sponsors you invest in partnership with? Is there common ownership or control?

  You may contact Tracey Houser at 202-551-3736 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Daniel Nussen